Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of subsidiaries of FinWise Bancorp, the names under which such subsidiaries do business, and the jurisdiction in which each was organized, as of the date of this prospectus. All subsidiaries are wholly-owned unless otherwise noted.

Subsidiaries of FinWise Bancorp

Name	Jurisdiction of Organization

FinWise Bank	Utah
FinWise Investments, LLC	Utah

Subsidiaries of FinWise Bank and FinWise Investments, LLC

None